UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-39835
BENSON HILL, INC.

New York Stock Exchange
(Exact Name of Registrant as Specified in its Charter, and Name of Exchange Where Security is Listed and/or Registered)
1001 North Warson Rd, Ste 300
St. Louis, Missouri 63132
(314) 222-8218
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.0001par value per share
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]
☒	Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, Benson Hill, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

BENSON HILL, INC.

Date: August 23, 2024	By:	/s/ Susan Keefe
Susan Keefe
Chief Financial Officer
_______________
1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.